FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of March 2003 (March 12, 2003)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



	2 Holt Street, Sydney, New South Wales, 2010, Australia
        (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not
Applicable



Annexed hereto as Exhibit A is a press release of The News
Corporation Limited dated March 12, 2003.











































			SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


					THE NEWS CORPORATION LIMITED



Date:	March 12, 2003			By:	/s/ Arthur M. Siskind
						Arthur M. Siskind
						Director





	EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Press Release of The News Corporation Limited
	dated March 12, 2003.						6


































EXHIBIT A


News Corporation
N E W S  R E L E A S E

For Immediate Release 	 Contact: 	Investors: Reed Nolte 852 7092
       					Media: Andrew Butcher 212 852 7070


News America Incorporated Completes Tender For $500 Million Of 8
1/2% Senior Notes Due 2005

Completes Issue Of New Debt: $150,000,000 Of 4.750% Senior Notes
Due 2010 And $350,000,000 Of 6.550% Senior Notes Due 2033


New York, NY, March 12, 2003: News America Incorporated completed its previously announced offer to purchase for cash any and all of its outstanding $500,000,000 aggregate principal amount of 8 1/2% Senior Notes Due 2005 (the "Notes"). Approximately 74% of the Notes were tendered and accepted for payment by News America. The tender offer commenced on March 4 and expired at 5:00 p.m., New York City time, on March 11, 2003. JP
Morgan and Salomon Smith Barney acted as dealer managers for the tender offer. This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Notes.

The Company also announced it had completed its offering of $150,000,000 of 4.750% Senior Notes Due 2010 at a 99.963%
issue price and $350,000,000 of 6.550% Senior Notes Due 2033 at a 99.789% issue price (the "New Notes"). The offering was made in accordance with Rule 144A under the Securities
Act of 1933. News America used the net proceeds from the sale of the New Notes to purchase the Notes that were tendered and will use the balance for general corporate purposes. The offering of the New Notes has not been registered under the Securities Act, and the New Notes may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the New Notes.